Mail Stop 4561

October 11, 2006

VIA USMAIL and FAX (702) 921-5158

Mr. Jonathan G. Arens
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

> **Re: Desert Capital REIT, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 14, 2006**
> **File No. 000-51344**

Dear Mr. Jonathan G. Arens:

We have reviewed your response letter dated September 25, 2006 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 1 – Description of Business and Basis of Presentation, page 32

1.   We note your response to comments one and two and will monitor your amendment to the Form 10-K for compliance.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys

Jonathan G. Arens
Desert Capital REIT, Inc.
October 11, 2006
Page 2

your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant